Exhibit 99.1

Canaan Inc. Reports Unaudited Second Quarter 2025 Financial Results

Total revenues of US$100.2 million exceeded guidance, up 39.5% YoY

Bitcoin mining revenues reached an all-time high of US$28.1 million, up 201.6% YoY

Bitcoin treasury1 climbed to a milestone of 1,511 as of July-end 2025

Singapore, August 14, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced its unaudited financial results for the three months ended June 30, 2025, reporting robust revenue growth, record-high mining output, and a milestone expansion of its bitcoin treasury.

Second Quarter 2025 Operating and Financial Highlights

The Company posted record unaudited results for the three months ended June 30, 2025, its strongest performance in the past ten quarters, driven by the increasingly diversified revenue streams, resilient execution, and robust mining deployment.

Total revenues reached US$100.2 million, exceeding the Company’s previous guidance and representing a 39.5% year-over-year increase, underscoring accelerated growth momentum.

Total computing power sold was 6.4 million Terahash per second (TH/s), a 16.5% sequential increase and a 3.0% year-over-year rise, reflecting diversified market penetration despite tariff headwinds.

Mining revenue hit an all-time high of US$28.1 million, up 201.6% year-over-year, with 284 bitcoins mined at an average revenue of US$98,866 per bitcoin.

Gross profit surged to US$9.3 million, a turnaround from a gross loss of US$19.1 million in the same period last year.

Bitcoin treasury expanded to 1,483.5 bitcoins by quarter-end and further to 1,511 bitcoins by July-end 2025, marking a strategic milestone in the Company’s long-term accumulation model.

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “In the second quarter, our team delivered strong results amid evolving macro headwinds and geopolitical pressures. We exceeded expectations with total revenues of US$100.2 million, driven by proactive market expansion and solid execution. Despite increased tariff challenges, we diversified our sales footprint and achieved 6.4 million TH/s in total computing power sold, up 16.5% sequentially. Our mining operations also advanced steadily, reaching 8.15 EH/s in installed capacity across nine global sites while maintaining a competitive power cost of US$0.045/kWh. Enhanced deployment of our A15 series in the U.S. improved fleet efficiency, enabling us to mine 284 bitcoins during the quarter and further driving our bitcoin treasury to a strategic milestone of 1,511 by July-end, marking a new record.

“These achievements are underpinned by our unique vertically integrated model, spanning in-house ASIC design and diversified manufacturing, global self-mining operations, and disciplined bitcoin treasury management. This structure lowers our bitcoin acquisition costs, mitigates operational risks, and preserves strategic flexibility throughout market cycles. With localized production now running in the U.S., alongside our facilities in Malaysia and East Asia, we have fortified supply agility and regional resilience, winning recurring orders from top-tier U.S. miners in this quarter, including Cipher Mining Inc. and Cleanspark. Supported by policy tailwinds such as the GENIUS Act, we are well-positioned for sustained growth, committed to advancing the bitcoin ecosystem with innovative computing solutions, expanding our mining footprint, and delivering value to miners and shareholders worldwide.”

Note 1: Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

Jin “James” Cheng, chief financial officer of Canaan, stated, “We delivered solid sequential and year-over-year improvement in the second quarter, reflecting our team’s focus on execution and disciplined operations. Product sales revenue reached US$71.9 million, supported by higher average selling prices with continued mass delivery of advanced A15 series, and a 16.5% increase in computing power sold. Our mining business posted its best quarterly result on record, generating US$28.1 million in revenue, driven by our expanded hashrate installed and enhanced mining efficiency. These topline gains demonstrate our ability to seize market opportunities despite a complex external environment.

“Meanwhile, we made progress toward sustainable growth and enhanced financial health. Our profitability exhibited robust growth both sequentially and year-over-year. Our balance sheet remains flexible and strategically positioned, supported by growing bitcoin assets. Looking ahead, we remain focused on prudent capital allocation, agile capacity deployment, and disciplined treasury management, aiming to drive returns from both mining machine sales and mining operations. We will continue adapting to market changes with rigor while reinforcing long-term financial resilience and strategic readiness.”

Second Quarter 2025 Financial Results

Total revenues in the second quarter of 2025 were US$100.2 million, as compared to US$82.8 million in the first quarter of 2025 and US$71.9 million in the same period of 2024. Total revenues consisted of US$71.9 million in products revenue, US$28.1 million in mining revenue and US$0.2 million in other revenues.

Products revenue in the second quarter of 2025 was US$71.9 million, compared to US$58.3 million in the first quarter of 2025 and US$61.8 million in the same period of 2024. The sequential and year-over-year increases were mainly driven by the increased computing power sold and increased average selling price.

Mining revenue in the second quarter of 2025 was US$28.1 million, compared to US$24.3 million in the first quarter of 2025 and US$9.3 million in the same period of 2024. The sequential and year-over-year increases were mainly attributable to an increase in energized mining computing power and an increase in the bitcoin price.

Cost of revenues in the second quarter of 2025 was US$90.9 million, compared to US$82.1 million in the first quarter of 2025 and US$91.0 million in the same period of 2024.

Products costs in the second quarter of 2025 were US$58.8 million, compared to US$59.2 million in the first quarter of 2025 and US$79.7 million in the same period of 2024. Products costs remained relatively flat sequentially. The year-over-year decrease was mainly attributable to decreased inventory write-down. The inventory write-down for this quarter was US$1.0 million, compared to the inventory write-down amounting to US$2.5 million for the first quarter of 2025 and US$17.3 million for the same period of 2024. Products costs consist of direct production costs of mining machines, and indirect costs related to production, as well as inventory write-down.

Mining costs in the second quarter of 2025 were US$32.0 million, compared to US$22.9 million in the first quarter of 2025 and US$11.0 million in the same period of 2024. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year increases were mainly due to the increase in deployed computing power for the Company's mining operations. The depreciation in this quarter for deployed mining machines was US$10.5 million, compared to US$6.2 million in the first quarter of 2025 and US$4.8 million in the same period of 2024.

Gross profit in the second quarter of 2025 was US$9.3 million, compared to a gross profit of US$646 thousand in the first quarter of 2025 and a gross loss of US$19.1 million in the same period of 2024.

Total operating expenses in the second quarter of 2025 were US$36.4 million, compared to US$38.3 million in the first quarter of 2025 and US$27.5 million in the same period of 2024.

Research and development expenses in the second quarter of 2025 were US$16.4 million, compared to US$18.9 million in the first quarter of 2025 and US$14.6 million in the same period of 2024. The sequential decrease was mainly due to a decrease of US$2.3 million in the direct expenditure on the research activities. The year-over-year increase was mainly due to an increase of US$2.2 million in staff costs. Research and development expenses in the second quarter of 2025 also included share-based compensation expenses of US$1.4 million.

Sales and marketing expenses in the second quarter of 2025 were US$4.5 million, compared to US$2.9 million in the first quarter of 2025 and US$1.6 million in the same period of 2024. The sequential and year-over-year increase was mainly due to an increase in staff costs. Sales and marketing expenses in the second quarter of 2025 also included share-based compensation expenses of US$59 thousand.

General and administrative expenses in the second quarter of 2025 were US$16.4 million, compared to US$16.9 million in the first quarter of 2025 and US$14.0 million in the same period of 2024. General and administrative expenses remained relatively flat sequentially. The year-over-year increase was mainly due to an increase of US$1.6 million in staff costs. General and administrative expenses in the second quarter of 2025 also included share-based compensation expenses of US$4.7 million.

Impairment on property, equipment and software in the second quarter of 2025 was nil, compared to nil in the first quarter of 2025 and US$0.8 million in the same period of 2024.

Loss from operations in the second quarter of 2025 was US$27.1 million, compared to US$37.6 million in the first quarter of 2025 and US$46.6 million in the same period of 2024.

Change in fair value of cryptocurrency and Change in fair value of financial derivative in the second quarter of 2025 were a gain of US$10.6 million and a gain of US$23.4 million, respectively, compared to a loss of US$2.3 million and a loss of US$14.1 million in the first quarter of 2025, respectively. The increases were mainly due to the increased bitcoin price on June 30, 2025, compared to the bitcoin price on March 31, 2025.

Change in fair value of financial instruments other than derivatives in the second quarter of 2025 was a loss of US$17.5 million, compared to a loss of US$4.4 million in the first quarter of 2025 and a loss of US$0.2 million in the same period of 2024, which was mainly due to the changes in fair value of Series A and Series A-1 convertible preferred shares.

Excess of fair value of Convertible Preferred Shares in the second quarter of 2025 was nil, compared to US$28.2 million in the first quarter of 2025 and nil in the same period of 2024.

Foreign exchange gains, net in the second quarter of 2025 were US$0.3 million, compared with a gain of US$0.8 million in the first quarter of 2025 and a gain of US$11.4 million in the same period of 2024, respectively.

Loss before income tax expense in the second quarter of 2025 was US$10.3 million, compared to US$85.7 million in the first quarter of 2025 and US$43.8 million in the same period of 2024.

Net loss in the second quarter of 2025 was US$11.1 million, compared to US$86.4 million in the first quarter of 2025 and US$41.9 million in the same period of 2024.

Non-GAAP adjusted EBITDA in the second quarter of 2025 was a gain of US$25.3 million, as compared to a loss of US$38.1 million in the first quarter of 2025 and a loss of US$30.6 million in the same period of 2024. For further information, please refer to "Use of Non-GAAP Financial Measures" in this press release.

Foreign currency translation adjustment, net of nil tax, in the second quarter of 2025 was a gain of US$1.4 million, compared with a loss of US$1.1 million in the first quarter of 2025 and a loss of US$4.0 million in the same period of 2024, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the second quarter of 2025 were US$0.03. In comparison, basic and diluted net loss per ADS in the first quarter of 2025 were US$0.27, while basic and diluted net loss per ADS in the same period of 2024 were US$0.15. Each ADS represents 15 of the Company's Class A ordinary shares.

As of June 30, 2025, the Company held Cryptocurrency assets with a fair value of US$61.8 million and Cryptocurrency receivable with an aggregate fair value of US$107.6 million. Cryptocurrency assets primarily consist of 483.1 bitcoins owned by the Company and 84.1 bitcoins received as customer deposits. Cryptocurrency receivable consists of 900 bitcoins pledged for secured term loans and 100.3 bitcoins transferred to a fixed-term product. The classification of cryptocurrency receivable between current and non-current assets is consistent with the corresponding secured term loans. As of June 30, 2025, the Company held a total of 1,567.5 bitcoins.

As of June 30, 2025, the Company had cash of US$65.9 million, compared to US$96.5 million as of December 31, 2024.

Accounts receivable, net as of June 30, 2025 were US$3.9 million, compared to US$1.5 million as of December 31, 2024. Accounts receivable were mainly due to an installment policy implemented for some major customers who meet certain conditions.

ADSs Outstanding

As of June 30, 2025, the Company had a total of 483,085,370 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Strategic Realignment to Focus on Core Crypto Businesses

On June 23, 2025, the Company announced that it had commenced a strategic realignment to sharpen its focus on its core businesses of bitcoin mining machine sales, self-mining operations, and consumer mining products.

As part of this initiative, the Company will discontinue its non-core AI semiconductor business unit, which was described in the annual report for the year ended December 31, 2024, as “ASICs for edge computing applications.” The process is expected to be completed in the next few months.

Share Purchases by Chief Executive Officer and Chief Financial Officer

On June 9, 2025, the Company announced that its chairman and chief executive officer, Nangeng Zhang, and its chief financial officer, James Jin Cheng, had purchased additional ADSs in the open market. Such transactions complied with the Company's internal trading policy and relevant laws and regulations.

Mr. Zhang and Mr. Cheng together acquired an aggregate of 817,268 ADSs at an average price of US$0.76 per ADS. These purchases demonstrate their continued confidence in the Company's long-term prospects.

The Share Repurchase Program up to US$30 Million

On May 27, 2025, the Company has announced that its board of directors  (the “Board”) authorized a share repurchase program (“Share Repurchase Program”) under which the Company may repurchase up to US$30 million worth of its outstanding ADSs, and/or Class A ordinary shares, over the next six months starting from May 27, 2025.

Under the share repurchase program, the Company may repurchase the ADSs representing its Class A ordinary shares through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, Canaan will effect repurchase transactions in compliance with the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions. The Company's Board and/or its management will review the share repurchase program periodically and may authorize an adjustment of its terms and size as appropriate. The Company plans to fund the repurchases with its existing cash balance.

As of August 14, 2025, the Company had cumulatively repurchased 3,647,453 ADSs for US$2.4 million under this Share Repurchase Program.

Completion of Conversion of the Previously Announced Series A-1 Preferred Shares

On March 6, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (the "Buyer"), pursuant to which the Company agreed to issue and sell to the Buyer up to 200,000 Series A-1 Convertible Preferred Shares (the "Series A-1 Preferred Shares"). On March 10, 2025, the Company closed the first tranche of the Series A-1 Preferred Shares financing (the "First Tranche Preferred Shares Closing") with the issuance of 100,000 Series A-1 Preferred Shares and the net proceeds of US$99.7 million.

Effective April 30, 2025, due to unforeseen market conditions, the Company and the Buyer have mutually agreed to terminate the agreement with respect to the second tranche of US$100 million.

By the end of July 2025, the Buyer has fully converted all the first tranche of the Series A-1 Preferred Shares into ADSs and has completed the sale of these ADSs through open market transactions.

The At-the-Market ("ATM") Offering

The Company did not utilize the ATM facility in the second quarter of 2025.

Business Outlook

For the third quarter of 2025, the Company expects total revenues to be in the range of US$125 million to US$145 million, reflecting the near-term market conditions and evolving customer dynamics, which are subject to change.

The Company will continue to closely monitor the global policy environment and market developments, and may revise or update its outlook as appropriate, based on future clarity and business visibility.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on August 14, 2025 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Second Quarter 2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BIade229735f2e4178a1a9351a4cfdbfa9

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan's business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax (benefit) expenses, interest income, interest expense, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments other than derivatives and excess of fair value of convertible preferred shares. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
	USD	USD
ASSETS
Current assets:
Cash	96,488	65,904
Accounts receivable, net	1,514	3,924
Inventories	94,620	107,952
Prepayments and other current assets	90,874	167,862
Cryptocurrency receivable, current	50,525	75,353
Total current assets	334,021	420,995
Non-current assets:
Cryptocurrency	61,821	61,845
Cryptocurrency receivable, non-current	19,057	32,282
Property, equipment and software, net	40,163	69,040
Intangible asset	901	795
Operating lease right-of-use assets	3,495	3,648
Deferred tax assets	295	296
Other non-current assets	476	480
Non-current financial investment	2,782	2,794
Total non-current assets	128,990	171,180
Total assets	463,011	592,175
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	16,658	23,965
Accounts payable	13,975	29,958
Contract liabilities	24,248	5,973
Income tax payable	10,932	10,831
Accrued liabilities and other current liabilities	43,406	47,737
Operating lease liabilities, current	1,237	1,828
Convertible preferred shares	68,113	116,654
Total current liabilities	178,569	236,946
Non-current liabilities:
Long-term loans	7,279	20,750
Operating lease liabilities, non-current	1,701	1,648
Deferred tax liability	153	135
Other non-current liabilities	9,055	9,093
Total liabilities	196,757	268,572
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 999,999,675,000 shares authorized, 5,593,444,487 and 7,675,475,102 shares issued, 4,614,163,022 and 7,035,048,497 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 229,281,465 and 206,755,290 shares as of December 31, 2024 and June 30, 2025, respectively)	(57,055)	(42,646)
Additional paid-in capital	816,363	956,473
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(57,456)	(57,137)
Accumulated deficit	(450,490)	(547,979)
Total shareholders’ equity	266,254	323,603
Total liabilities and shareholders’ equity	463,011	592,175

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025
	USD	USD	USD
Revenues
Products revenue	61,751	58,322	71,923
Mining revenue	9,308	24,254	28,072
Other revenues	799	200	214
Total revenues	71,858	82,776	100,209
Cost of revenues
Product cost	(79,661)	(59,190)	(58,759)
Mining cost	(11,037)	(22,940)	(31,995)
Other cost	(290)	-	(149)
Total cost of revenues	(90,988)	(82,130)	(90,903)
Gross (loss) profit	(19,130)	646	9,306
Operating expenses:
Research and development expenses	(14,648)	(18,947)	(16,406)
Sales and marketing expenses	(1,578)	(2,936)	(4,472)
General and administrative expenses	(14,030)	(16,908)	(16,361)
Impairment on property, equipment and software	(798)	-	-
Gain on disposal of property, equipment and software	3,585	516	863
Total operating expenses	(27,469)	(38,275)	(36,376)
Loss from operations	(46,599)	(37,629)	(27,070)
Interest income	66	57	76
Interest expense	(14)	(351)	(385)
Change in fair value of cryptocurrency	(5,125)	(2,264)	10,576
Change in fair value of financial instruments other than derivatives	(225)	(4,392)	(17,485)
Change in fair value of financial derivatives	(4,116)	(14,055)	23,440
Excess of fair value of convertible preferred shares	-	(28,179)	-
Foreign exchange gains, net	11,364	835	338
Other income, net	859	252	225
Loss before income tax expenses	(43,790)	(85,726)	(10,285)
Income tax benefit (expense)	1,910	(705)	(773)
Net loss	(41,880)	(86,431)	(11,058)
Foreign currency translation adjustment, net of nil tax	(3,999)	(1,057)	1,376
Total comprehensive loss	(45,879)	(87,488)	(9,682)
Weighted average number of shares used in per share calculation:
— Basic	4,117,791,601	4,817,919,054	5,994,860,758
— Diluted	4,117,791,601	4,817,919,054	5,994,860,758
Net loss per share (cent per share)
— Basic	(1.02)	(1.79)	(0.18)
— Diluted	(1.02)	(1.79)	(0.18)
Share-based compensation expenses were included in:
Cost of revenues	59	76	80
Research and development expenses	1,702	1,770	1,363
Sales and marketing expenses	13	53	59
General and administrative expenses	4,750	5,316	4,670

The table below sets forth a reconciliation of net loss to non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025
	USD	USD	USD
Net loss	(41,880)	(86,431)	(11,058)
Income tax (benefit) expense	(1,910)	705	773
Interest income	(66)	(57)	(76)
Interest expense	14	351	385
EBIT	(43,842)	(85,432)	(9,976)
Depreciation and amortization expenses	5,650	7,513	11,657
EBITDA	(38,192)	(77,919)	1,681
Share-based compensation expenses	6,524	7,215	6,172
Impairment on property, equipment and software	798	-	-
Change in fair value of financial instruments other than derivatives	225	4,392	17,485
Excess of fair value of convertible preferred shares	-	28,179	-
Non-GAAP adjusted EBITDA	(30,645)	(38,133)	25,338